Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83.

Janice R. Fukakusa Chief Financial Officer RBC Financial Group	Royal Bank of Canada 200 Bay Street Toronto, ON M5J 2J5

e-mail: janice.fukakusa@rbc.com Tel: (416) 974-1896 Fax: (416) 974-0400
April 5, 2006
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Paul Cline, Senior Accountant
Mr. Mike Volley, Staff Accountant

RE:	Royal Bank of Canada — Form 40-F for the fiscal year ended October 31, 2005
SEC File No. 001-13928

We have received your second comment letter dated March 22, 2006 in connection with your review of Royal Bank of Canada’s (RBC) audited financial statements and related disclosures for the fiscal year ended October 31, 2005 and the responses included in our letter dated March 16, 2006. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly.
Our responses to questions 1 and 2 include our proposed revised wording for inclusion in our Form 40-F for the fiscal year ended October 31, 2006 (2006 Form 40-F). Our actual disclosure may differ from this draft subject to changes in business circumstances or GAAP. We will contact you if, in the course of completing, and prior to filing, our 2006 Form 40-F disclosure, we believe that our planned disclosure will differ from the proposal contained in this letter in any material way.
Critical Accounting Policies and Estimates, page 8
1.	We note your response to comments 1 and 2 from our letter dated February 15, 2006. Please revise future filings incorporating the wording in your response to:
•	disclose the methodologies for calculating the fair value adjustments;

•	quantify each of your fair value adjustments for the periods presented; and

•	discuss any significant changes to the methodologies and significant increases or decreases in the amounts recorded.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

The fair value adjustments that are recorded in our financial statements are required to ensure that our financial instruments are recorded at fair value. Since these adjustments are an integral part of our methodologies for establishing fair value, we do not believe it would be meaningful to provide separate disclosure of the fair value adjustments as they represent a component of overall fair value and are difficult to analyze in isolation from the other market risk factors which are also required to calculate fair value.
On a yearly basis, we undertake a comprehensive review of our Form 40-F disclosures. In connection with our 2006 review, we will enhance our disclosures related to our valuation adjustments as noted below and will ensure that any other relevant sections of our 2006 Form 40-F are updated, as appropriate. In addition, we will re-evaluate our fair value disclosures in light of the expected accounting standard on fair value measurement, which is expected to be finalized by the FASB in the second calendar quarter of 2006.
Currently, we propose to provide enhanced disclosure of our fair value methodologies in our 2006 Form 40-F as follows:
i.	Critical Accounting Policies and Estimates — Fair value of financial instruments:

•	We will add a sentence defining fair value as “the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.”

•	Within the body of text, we will enhance our discussion on our valuation adjustments with wording similar to the following:
We incorporate the impact of market risk factors such as bid-offer spread and volatility, liquidity, model risk and credit risk in our determination of fair value. Where those factors are not fully incorporated into quoted market prices or our valuation models, we adjust our preliminary valuation estimates accordingly. These adjustments are calculated on a basis consistent with our internal valuation policies and are determined independently from the trading function by our risk management group with the concurrence of our finance group.
The determination of fair value where quoted market prices are not available and the identification of appropriate valuation adjustments require management judgment and are based on quantitative research and analysis. Our risk management group is responsible for establishing our valuation methodologies and policies, which address the use and calculation of valuation adjustments. These methodologies are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes to the methodologies are only made when we have determined that the changes will result in a better estimate of fair value.
•	Should any of our methodologies for establishing valuation adjustments change significantly during the year, we will incorporate commentary explaining the nature of the change and the impact to our financial statements, as appropriate.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

•	Given the addition of the above information, the following paragraph will no longer be required:
Where we believe the potential exists that the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time, a market valuation reserve is made. We also maintain a provision for model risk, which may occur when the estimated value may not reflect the true value under certain stress market conditions. These provisions reflect varying level of management judgment based on quantitative research and analysis.
•	We will provide comparative numbers in our “fair value by valuation methodology” table (page 9 of our 2005 Form 40-F) and include a variance analysis discussion for significant variances, as appropriate.

ii.	Note 1 — Significant Accounting Policies and Estimates — Derivatives

•	The last paragraph of our derivative accounting policy will be replaced with wording similar to the following:
For derivatives that are reported at fair value, we defer any unrealized gain or loss at inception of the transaction unless the fair value is evidenced by quoted market prices, other current market transactions or observable market inputs. Over the life of a transaction, we also defer a portion of any unrealized gain or loss related to input parameters that are not verifiable in the market, and we defer all the unrealized gain or loss when the valuation calculated by a model is in the process of being independently validated. The deferred amounts are recognized when they become realized through the receipt and/or payment of cash or once the model is validated and the input parameters are observable in the market.
iii.	Note 2 — Estimated Fair Value of Financial Instruments

•	We will add a sentence defining fair value as “the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.”

•	We will provide a general overview of our methodologies and assumptions used to estimate the fair value of financial instrument using wording similar to the following:
Fair value is based on quoted market prices, when available. If quoted prices are not available, fair value is based on prevailing market rates for instruments with similar characteristics and risk profile or internal or external valuation models using observable market based inputs. Certain valuation adjustments are periodically required to adjust quoted market prices or valuation model outputs for additional market factors which are required to ensure the financial instruments are recorded at fair value.
Liquidity adjustments are calculated and reported when market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

inactive market. In addition, a liquidity adjustment is also calculated when it is determined that the fair value of a position is not represented at the current market levels due to the size of the position. In this case, the adjustment reflects the cost of unwinding a larger than normal market risk position.
Adjustments for counterparty credit risk are calculated and recorded to appropriately include the credit quality of the counterparty in determining the fair value of derivative transactions. The market based parameters used in the derivative valuation models do not take into account the credit quality of the counterparties to the transactions. As a result, we calculate a valuation adjustment for each counterparty in arriving at the fair value of the transactions reported.
For our portfolios priced initially at mid-market, an adjustment is made to value the portfolio at bid-offer prices. Volatility adjustments are used in valuing our options to capture the appropriate implied volatility factors in cases where we are unable to obtain, or the valuation model cannot accept, a complete set of market-implied volatilities. We also calculate and record valuation adjustments when model input parameters are not verifiable in the market or valuations are calculated by models that are in the process of being independently validated (refer to note 1).
We have documented internal policies that detail our processes for determining fair value, including the methodologies used in the establishment of our valuation adjustments. These methodologies are consistently applied and periodically reviewed.
•	Under our explanation of our securities fair value methodology, the following comment will be added: “Liquidity and bid-offer spread adjustments are recorded as appropriate.”

•	Under our explanation for derivative fair value methodologies, the following comment will be added: “Credit risk, liquidity, model risk, bid-offer spread and volatility adjustments are recorded as appropriate.”
Premises and Equipment, page 62
2.	We note your response to comment 4 from our letter dated February 15, 2006. Please revise future filings incorporating the wording from your response to disclose that you amortized leasehold improvements over the lesser of the useful life of the improvement or the lease term plus the first renewal term if reasonably assured to maximum of ten years.

We propose to revise our critical accounting policy for Premises and Equipment in our 2006 Annual Report to read as follows:
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 30 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Gains and losses on disposal are recorded in Non-interest income.
Note 25 — Guarantees, Commitments and Contingencies, page 92
3.	We note your response to comment 7 from our letter dated February 15, 2006. Please tell us the following with a level of specificity and detail needed to fully understand the basis for your decision making:
•	the specific new information you considered in the quarter ended October 31, 2005 to conclude that a minimum loss was probable; and

•	the specific new information you considered in the quarter ended October 31, 2005 to determine the minimum loss which you could reasonably estimate.
Since the first quarter of 2004, we have disclosed in our financial statements the fact that RBC and certain related entities are defendants in an action commenced by a certain putative class of purchasers of Enron Corp. (Enron) publicly traded equity and debt securities in the Unites States District Court, Southern District of Texas (Houston Division) along with numerous other financial institution defendants but that management could not predict the outcome nor estimate our potential exposure. We later disclosed, beginning in Q3 2004, our belief that the ultimate resolution of this and other lawsuits and proceedings, while not likely to have a material adverse impact on our consolidated financial position may be material to our operating results for the period in which the lawsuits are resolved.
[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.]
We note for the information of Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter is being requested under the U.S. Securities and Exchange Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Royal Bank of Canada has claimed confidential treatment of portions of this letter in accordance with 17 C.F. R. Section 200.83
Messrs. Cline and Volley
U.S. Securities and Exchange Commission

If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at 416-955-7876. If you have any questions concerning the portions of this response for which confidential treatment is requested, please contact Donald Crawshaw or Donald Toumey of Sullivan & Cromwell LLP at 212-558-4000.
Yours truly,
/s/ Janice R. Fukakusa

cc:	R.B. Peterson, Chairman, Audit Committee of the Board
B.G. Stymiest, Chief Operating Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
D.D. Morris, Partner, Deloitte & Touche LLP
D.R. Crawshaw, Sullivan & Cromwell LLP
D.J. Toumey, Sullivan & Cromwell LLP